                               EXHIBIT NO. 99.3

                     FEDERAL DEPOSIT INSURANCE CORPORATION
                            WASHINGTON, D.C. 20429



                                   FORM F-4

         QUARTERLY REPORT UNDER SECTION 13 OF THE SECURITIES EXCHANGE
              ACT OF 1934 FOR THE QUARTER ENDED DECEMBER 31, 1996


                         FDIC Certificate No. 28 178-6
                                              --------


                            Northwest Savings Bank
                      ------------------------------------
               (Exact name of bank as specified in its charter)


                                 Pennsylvania
                             ---------------------
           (State or jurisdiction of incorporation or organization)


                                  23-2790930
                             ---------------------
                     (I.R.S. Employer Identification No.)


Second at Liberty Avenue
Warren, Pennsylvania                                   16365
------------------------                               -----
(Address of principal executive office)               (Zip Code)


         Bank's telephone number, including area code:  (814)726-2140


                                Not applicable
                   ----------------------------------------
(Former name, former address and former fiscal year, if change since last report)

     Indicate by check mark whether the Bank (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for
the past 90 days.  Yes   X    No ______
                       ------

     Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date: There were 23,376,000 shares of the Bank's common stock outstanding as of December 31, 1996.

                    NORTHWEST SAVINGS BANK AND SUBSIDIARIES



                                     INDEX


PART I         FINANCIAL INFORMATION                                PAGE
Item 1.        Financial Statements                                  1 - 5

               - Consolidated Balance Sheets

               - Consolidated Statements of Income

               - Consolidated Statements of Cash Flows

               - Notes to Consolidated Financial Statements

Item 2.        Management's Discussion and Analysis of              6 - 13
               Financial Condition and Results of
               Operations

PART II        OTHER INFORMATION                                    14 -15

                         ITEM 1. FINANCIAL STATEMENTS


                    NORTHWEST SAVINGS BANK AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (UNAUDITED)
                            (AMOUNTS IN THOUSANDS)


                                                               DECEMBER 31,          SEPTEMBER 30,         JUNE 30,
                          ASSETS                                  1996                   1996                1996
-----------------------------------------------------------  --------------        ---------------       -----------
CASH AND CASH EQUIVALENTS                                    $      18,852         $       17,425        $   13,806
INTEREST-BEARING DEPOSITS IN OTHER FINANCIAL
    INSTITUTIONS                                                    19,609                 18,826            30,498
MARKETABLE SECURITIES AVAILABLE FOR SALE                           220,182                237,948           241,475
MARKETABLE SECURITIES HELD-TO-MATURITY (MARKET VALUE
    OF $147,676, $150,659 AND $154,737)                            149,967                152,573           156,018
         TOTAL CASH, INTEREST-BEARING DEPOSITS AND           --------------        ---------------       -----------
         MARKETABLE SECURITIES                                     408,610                426,772           441,797
LOANS RECEIVABLE, NET OF ALLOWANCE FOR ESTIMATED
    LOSSES OF $13,171, $13,284 AND $13,130                       1,442,555              1,410,851         1,374,955
ACCRUED INTEREST RECEIVABLE                                          9,970                 10,112             9,499
REAL ESTATE OWNED                                                    4,755                  4,760             5,771
FEDERAL HOME LOAN BANK STOCK, AT COST                               10,811                 10,811            10,811
PREMISES AND EQUIPMENT, NET                                         18,481                 18,051            17,768
INTANGIBLES                                                          8,908                  9,130             9,648
OTHER ASSETS                                                         7,888                 11,045             7,676
                                                             --------------        ---------------       -----------
               TOTAL ASSETS                                  $   1,911,978         $    1,901,532        $1,877,925
                                                             ==============        ===============       ===========


           LIABILITIES AND STOCKHOLDERS' EQUITY
-----------------------------------------------------------
LIABILITIES:
    DEPOSITS                                                 $   1,543,917         $    1,532,931        $1,450,047
    BORROWED FUNDS                                                 153,611                148,558           211,761
    ADVANCES BY BORROWERS FOR TAXES AND INSURANCE                   10,895                  6,384            12,268
    ACCRUED INTEREST PAYABLE                                         3,715                  5,032             4,128
    OTHER LIABILITIES                                                8,759                 21,460             9,070
                                                             --------------        ---------------       -----------
        TOTAL LIABILITIES                                        1,720,897              1,714,365         1,687,274

SHAREHOLDERS' EQUITY:
    COMMON STOCK, $.10 PAR VALUE: 50,000,000 SHARES
        AUTHORIZED, 23,376,000 ISSUED AND OUTSTANDING                2,338                  2,338             2,338
    PAID-IN CAPITAL                                                 67,671                 67,671            67,671
    RETAINED EARNINGS                                              125,531                122,537           125,239
    NET UNREALIZED GAIN/(LOSS) ON SECURITIES AVAILABLE-
        FOR- SALE, NET OF INCOME TAXES                                 790                    434             1,325
    UNEARNED EMPLOYEE STOCK OWNERSHIP PLAN SHARES                   (3,328)                (3,328)           (3,328)
    UNEARNED RECOGNITION AND RETENTION PLAN SHARES                  (1,921)                (2,485)           (2,594)
                                                             --------------        ---------------       -----------
                                                                   191,081                187,167           190,651
                                                             --------------        ---------------       -----------
        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $   1,911,978         $    1,901,532        $1,877,925
                                                             ==============        ===============       ===========

See accompanying notes to unaudited consolidated financial statements

                    NORTHWEST SAVINGS BANK AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                            (AMOUNTS IN THOUSANDS)

                                                                 THREE MONTHS                SIX MONTHS
                                                              ENDED DECEMBER 31,         ENDED DECEMBER 31,
                                                                1996       1995            1996       1995
                                                              --------   --------        --------   --------
INTEREST INCOME:
  LOANS RECEIVABLE                                          $   30,846     27,377          61,350     53,903
  MORTGAGE-BACKED SECURITIES                                     4,772      4,269           9,557      8,393
  INVESTMENT SECURITIES                                          1,627      1,161           3,266      2,299
  INTEREST EARNING DEPOSITS                                        155        (64)            267        479
                                                              --------   --------        --------   --------
      TOTAL INTEREST INCOME                                     37,400     32,743          74,440     65,074
INTEREST EXPENSE:
  SAVINGS DEPOSITS                                              18,042     15,321          35,409     30,205
  BORROWED FUNDS                                                 2,045      1,402           4,319      2,829
                                                              --------   --------        --------   --------
      TOTAL INTEREST EXPENSE                                    20,087     16,723          39,728     33,034
                                                              --------   --------        --------   --------
      NET INTEREST INCOME                                       17,313     16,020          34,712     32,040
PROVISION FOR POSSIBLE LOAN LOSSES                                 394        114             611        395
      NET INTEREST INCOME AFTER PROVISION
        FOR POSSIBLE LOAN LOSSES                                16,919     15,906          34,101     31,645
                                                              --------   --------        --------   --------
NONINTEREST INCOME:
  LOAN SERVICE CHARGES                                             224        173             501        349
  SERVICE FEES ON DEPOSIT ACCOUNTS                                 364        297             703        596
  GAIN ON SALE OF MARKETABLE SECURITIES (NET)                      901          0             901          0
  LOSS ON SALE OF LOANS (NET)                                     (228)      (237)           (282)      (423)
  GAIN ON SALE OF REAL ESTATE OWNED (NET)                          151         24             381        146
  DIVIDENDS ON FHLB STOCK                                          170        157             343        313
  OTHER OPERATING INCOME                                           639        611           1,277      1,131
                                                              --------   --------        --------   --------
      TOTAL NONINTEREST INCOME                                   2,221      1,025           3,824      2,112

NONINTEREST EXPENSES:
  COMPENSATION AND EMPLOYEE BENEFITS                             6,438      5,805          12,779     10,772
  PREMISES AND OCCUPANCY COSTS                                   1,255      1,084           2,474      2,151
  OFFICE OPERATIONS EXPENSE                                        756        634           1,403      1,176
  SAIF RECAPITALIZATION ASSESSMENT                                   0          0           8,565          0
  FEDERAL INSURANCE PREMIUMS                                         0        766             804      1,494
  DATA PROCESSING                                                  253        223             513        495
  CHECK PROCESSING AND ATM EXPENSE                                 384        304             775        610
  BANK SERVICE CHARGES                                             239        190             466        373
  MARKETING                                                        450        417             716        597
  LEGAL, AUDIT AND PROFESSIONAL EXPENSE                            215         83             462        506
  PROVISION FOR FORECLOSED REAL ESTATE                              28        250              60        351
  REAL ESTATE OWNED EXPENSE                                        284        139             425        293
  AMORTIZATION OF INTANGIBLES                                      229        109             794        198
  OTHER EXPENSES                                                   355        320             631        628
                                                              --------   --------        --------   --------
      TOTAL NONINTEREST EXPENSE                                 10,886     10,324          30,867     19,644
                                                              --------   --------        --------   --------
      INCOME BEFORE INCOME TAXES                                 8,254      6,607           7,058     14,113
      STATE AND FEDERAL INCOME TAXES                             3,390      2,697           3,026      5,685
                                                              --------   --------        --------   --------
            NET INCOME                                      $    4,864      3,910           4,032      8,428
                                                              ========   ========        ========   ========

See accompanying notes to unaudited consolidated financial statements.

                    NORTHWEST SAVINGS BANK AND SUBSIDIARIES
                     Consolidated Statement of Cash Flows
        For the Three and Six Months Ending December 31, 1996 and 1995

                            (Amounts in thousands)

                                                                    Quarter         Quarter       6 Months       6 Months
                                                                     Ending          Ending         Ending         Ending
                                                                    12/31/96        12/31/95       12/31/96       12/31/95
                                                                  -----------     -----------    -----------    -----------
OPERATING ACTIVITIES
Net Income                                                        $   4,864        $  3,910        $   4,032     $  8,428
Adjustments to reconcile net income to net cash
  provided by operations
     Provision for possible loan losses                                 394             114              611          395
     Net loss (gain) on sales of assets                                (916)         (1,034)          (1,115)        (847)
     Depreciation of premises and equipment                             418             254              878          653
     Amortization of deferred loan fees                                (182)           (122)            (431)        (306)
     Decrease (increase) in other assets                              3,542          (1,141)           1,466        1,022
     Increase (decrease) in other liabilities                       (13,888)         (3,795)            (594)      (6,505)
     Amortization of premiums (discounts) on marketable
       securities                                                      (106)            (99)            (218)        (199)
     Noncash compensation expense related to stock
       benefit plans                                                    564             446              673          446
     Other                                                             (247)           (289)            (247)        (355)
                                                                -----------     -----------      -----------  -----------
          Net cash provided by operating activities                  (5,557)         (1,756)           5,055        2,732

INVESTING ACTIVITIES
     Purchase of marketable securities held-to-maturity                   0             (91)               0       (3,091)
     Purchase of marketable securities available-for-sale              (500)           (960)          (2,146)      (6,051)
     Proceeds from maturities and principal reductions of
       marketable securities held-to-maturity                         4,444           4,591            8,766        6,694
     Proceeds from maturities and principal reductions of
      marketable securities available-for-sale                        2,583           1,535            4,985        2,377
     Proceeds from sales of marketable securities                    15,455               0           15,455            0
     Loan originations                                             (142,694)       (130,281)        (286,914)    (251,456)
     Proceeds from loan maturities and principal reductions          97,632          79,940          187,487      149,577
     Proceeds from loan sales                                        12.778          18,338           31,338       38,211
     Purchase of Federal Home Loan Bank Stock                             0               0                0            0
     Proceeds from sale of real estate owned                            396             772            1,547        1,130
     Purchase of real estate investment                                 (28)           (262)            (301)        (496)
     Purchase of premises and equipment                                (849)           (498)          (1,592)      (2,285)
     Payment for acquisitions, net of cash acquired                       0          (1,065)               0       (1,065)
                                                                -----------     -----------      -----------  -----------
          Net cash used by investing activities                     (10,783)        (27,981)         (41,375)     (66,455)

                                  (Continued)

                      NORTHWEST SAVINGS BANK AND SUBSIDIARIES
                     Consolidated Statement of Cash Flows

                            (Amounts in thousands)

                                                            Quarter        Quarter      6 Months        6 Months
                                                            Ending         Ending        Ending          Ending
                                                           12/31/96       12/31/95      12/31/96        12/31/95
                                                           --------       --------      --------        --------
FINANCING ACTIVITIES
     Increase in deposits, net                           $   10,986     $   43,380    $   93,870     $    40,128
     Proceeds from long-term borrowings                      51,100              0        66,100               0
     Repayments of long-term borrowings                     (36,151)          (560)      (45,883)         (3,975)
     Net increase (decrease) in short-term borrowings       (10,026)          (800)      (78,497)           (800)
     Increase (decrease) in advances by borrowers for
       taxes and insurance                                    4,511          4,327        (1,373)           (914)
     Cash dividends paid                                     (1,870)        (1,732)       (3,740)         (3,465)
                                                           --------       --------      --------        --------
        Net cash provided by financing activities            18,550         44,615        30,477          30,974

Net increase (decrease) in cash and cash equivalents     $    2,210     $   14,878    $   (5,843)    $   (32,749)
                                                           ========       ========      ========        ========

Cash and cash equivalents at beginning of period         $   36,251     $   22,434    $   44,304     $    70,061
Net increase (decrease) in cash and cash equivalents     $    2,210     $   14,878    $   (5,843)    $   (32,749)
                                                           --------       --------      --------        --------
Cash and cash equivalents at end of period               $   38,461     $   37,312    $   38,461     $    37,312
                                                           ========       ========      ========        ========

                                 NOTES TO FINANCIAL STATEMENTS

(1)  BASIS OF PRESENTATION
     ---------------------

The accompanying consolidated financial statements include all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of financial position and results of operations. The consolidated statements have been prepared using the accounting policies described in the financial statements included in Northwest Savings Bank's Annual Report and on Form F-2 for the fiscal year ended June 30, 1996. Certain items previously reported have been reclassified to conform with the current year's reporting format. The results of operations for the three months and six months ended December 31, 1996 are not necessarily indicative of the results that may be expected for the entire year.

(2)  PRINCIPLES OF CONSOLIDATION
     ---------------------------

The accompanying unaudited consolidated financial statements include the accounts of Northwest Savings Bank and its wholly owned subsidiaries, Northwest Financial Services, Inc., Northwest Consumer Discount Company, Northwest Mortgage Corporation, Northwest Capital Group, Inc., Rid Fed, Inc., Northwest Finance Company, Great Northwest Corporation and Power Funding Group, Inc. All significant intercompany items have been eliminated.

(3)  RECAPITALIZATION OF SAIF
     ------------------------

On September 30, 1996 Congress enacted into law a one-time special assessment to recapitalize the FDIC's Savings Association Insurance Fund. All institutions holding SAIF insured deposits as of March 31, 1995 paid a one-time assessment on November 27, 1996 of .657% on those deposits. Accordingly, based on Northwest's level of assessable deposits, the respective SAIF assessment was $8.6 million. Under generally accepted accounting principles, this assessment was required to be recorded as of September 30, 1996. The effect of this assessment on the income of Northwest Savings Bank for the six months ended December 31, 1996 was $5.4 million after tax. As a result of the recapitalization of SAIF, Northwest was not required to pay a regular deposit insurance premium for the three months ended December 31, 1996. The after-tax effect of this waiver of premiums on the income of Northwest Savings Bank, assuming the historical assessment level of
 .23% of insured deposits, was approximately $530,000 for both the three months and six months ended December 31, 1996. Effective January 1, 1997, as a result of the SAIF now being fully funded, the premium Northwest pays for deposit insurance fell to .064% of insured deposits from the previous level of .23%. Based upon the Bank's current amount of insured deposits, the reduction in premium will result in an increase in annualized after-tax earnings in future periods of approximately $1.5 million. For the six months ended June 30, 1997, this reduction in FDIC insurance premium will increase after-tax earnings by approximately $760,000.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DISCUSSION OF FINANCIAL CONDITION CHANGES FROM JUNE 30, 1996 TO DECEMBER 31,
----------------------------------------------------------------------------
1996
----

ASSETS
------

At December 31, 1996, the Bank had total assets of $1.912 billion, an increase of approximately $34.1 million, or 1.8%, from $1.879 billion at June 30, 1996. This increase was funded primarily from a $93.9 million increase in deposits which was partially offset by a $58.2 million decrease in borrowed funds.

Cash and cash equivalents, interest-bearing deposits and marketable securities totalled $408.6 million at December 31, 1996, a decrease of $33.2 million, or 7.5%, from $441.8 million at June 30, 1996. The primary reason for this decrease was the sale of $14.5 million of mortgage-backed securities as well as the maturity of approximately $7.5 million of other investment securities. In addition the Bank has shifted funds from interest-bearing deposits in other financial institutions to loans receivable which generally have higher interest rates. Net loans receivable increased by $67.6 million, or 4.99%, to $1.443 billion at December 31, 1996 from $1.375 billion at June 30, 1996 as loan demand remained strong in all of the Bank's market areas. Real estate owned decreased by approximately $1.0 million, or 17.2%, to $4.8 million at December 31, 1996 from $5.8 million at June 30, 1996 as a result of the sale of several foreclosed properties.


LIABILITIES
-----------

Deposits increased by $93.9 million, or 6.5%, to $1.544 billion at December 31, 1996 from $1.450 billion at June 30, 1996. This increase resulted from the Bank's promotion of certificates of deposit in all market areas as well as the integration and growth in the Bank's newer offices. Borrowed funds decreased $58.2 million, or 27.5%, to $153.6 million at December 31, 1996 from $211.8 million at June 30, 1996. This decrease primarily resulted from the repayment of overnight borrowings from the FHLB using the proceeds of longer term deposits in an effort to reduce the Bank's exposure to increases in interest rates. Advances by borrowers for taxes and insurance decreased by $1.4 million, or 11.4%, to $10.9 million at December 31, 1996 from $12.3 million at June 30, 1996. This decrease typically occurs during the second half of each calendar year as real estate taxes are paid for a substantial number of the Bank's mortgage customers.


LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

Total capital at December 31, 1996 was $191.1 million, an increase of $430,000, or .23%, from $190.7 million at June 30, 1996. This increase was primarily attributable to earnings for the six month period of $4.0 million which were partially offset by the payment of dividends in the amount of $3.7 million.

As of December 31, 1996, all capital requirements were exceeded. The required, actual, and excess capital levels as of December 31, 1996 are as follows: (in thousands)

                         Required                  Actual
                         --------                  ------

                             % of                % of
                             Assets              Assets     Excess of
                             or Risk-            or Risk-   Actual Over
                             Based               Based
Regulatory
                     Amount  Assets     Amount   Assets     Requirements
                     ------  --------   -------  --------   ------------
GAAP Capital            -       -       191,081   10.00%       -

Total Risk-Based
Capital Ratio        80,905     8.00%   194,198   19.20%       113,293
Tier 1 Leverage
Capital Ratio        57,218     3.00%   181,550    9.57%       124,332
Tier 1 Risk-Based
Capital Ratio        40,452     4.00%   181,550   17.95%       141,098

At December 31, 1996 the Bank was required by FDIC regulations to maintain minimum levels of liquid assets. The Bank's internal liquidity requirement is based upon a percentage of deposits and borrowings ("liquidity ratio"). The Bank historically has maintained a level of liquid assets in excess of regulatory and internal requirements, and the Bank's liquidity ratio at December 31, 1996 was 23.87%. The Bank adjusts its liquidity levels in order to meet funding needs for deposit outflows, payment of real estate taxes and insurance on mortgage loan escrow accounts, repayment of borrowings, when applicable, and loan commitments.

NONPERFORMING ASSETS
--------------------

The following table sets forth information with respect to the Bank's nonperforming assets. Nonaccrual loans are those loans on which the accrual of interest has ceased. Loans are placed on nonaccrual status when they are more than 90 days contractually delinquent. Other nonperforming assets represent property acquired by the Bank through foreclosure or repossession. Foreclosed property is carried at the lower of its fair value or the principal balance of the related loan. Nonperforming assets increased $2.1 million, or 13.7%, to $17.4 million at December 31, 1996 from $15.3 million at June 30, 1996. Management believes that this increase is seasonal and does not indicate a downward trend in the Bank's asset quality.

                                              December 31, 1996   June 30, 1996
                                              ------------------  --------------
Loans accounted for on a nonaccrual basis:
  Residential and Commercial Real Estate               9,161              7,617
  Consumer and Commercial                              3,495              1,864
                                                      ------             ------

     Total                                            12,656              9,481

Total real estate acquired through
foreclosure and other real estate owned:               4,755              5,771
                                                      ------             ------

     Total nonperforming assets                       17,411             15,252
                                                      ======             ======

Total nonperforming assets as a
percentage of total assets:                              .91%               .81%
                                                      ------             ------

COMPARISON OF OPERATING RESULTS FOR THREE AND SIX MONTHS ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------
AND 1995
--------

GENERAL
-------

Northwest Savings Bank's net income for the three months ended December 31, 1996 was $4.9 million compared to $3.9 million for the three months ended December 31, 1995. This $1.0 million increase resulted primarily from a $900,000 gain from the sale of mortgage-backed securities and an increase of $1.3 million in net interest income. These increases in income were partially offset by a $562,000 increase in noninterest expense resulting primarily from the addition of six full-service offices to the Bank's network over the past year.

NET INTEREST INCOME
-------------------

For the three months ended December 31, 1996, total interest income increased by $4.7 million, or 14.4%, to $37.4 million compared to $32.7 million for the three months ended December 31, 1995. This increase primarily resulted from a $286.1 million, or 18.6%, increase in average interest earning assets to $1.826 billion for the three months ended December 31, 1996 from $1.540 billion for the three months ended December 31, 1995. Partially offsetting this increase was a decrease in the yield on average interest earning assets to 8.19% for the three months ended December 31, 1996 compared to 8.50% for the same period last year. In addition to significant internal growth, the increase in average interest earning assets was assisted by the acquisition of First Federal Savings Bank of Kane ("Kane") on March 30, 1996 with assets of approximately $45.6 million and First National Bank of Centre Hall ("Centre Hall") on April 12, 1996 with assets of approximately $39.3 million. The decrease in yield on average assets was primarily a result of the prepayment of higher interest rate loans, the proceeds from which were invested in loans with lower interest rates.

Interest on loans increased by $3.4 million, or 12.4%, to $30.8 million for the quarter ended December 31, 1996 compared to $27.4 million during the same quarter last year. This increase resulted primarily from a $212.8 million, or 17.5%, increase in average loans outstanding to $1.428 billion for the quarter ended December 31, 1996 from $1.216 billion for the second quarter last year. Loan balances increased because of strong loan demand throughout the Bank's market during the past twelve months and because of the acquisition of Kane and Centre Hall which contributed approximately $32.8 million and $31.6 million of net loans, respectively. Partially offsetting the positive effects of the increase in average balance was a decrease in the average yield on loans to 8.64% for the quarter ended December 31, 1996 from 9.01% for the comparable period last year. The decrease in average yield was primarily a result of the prepayment of higher interest rate loans, the proceeds from which were invested in loans with lower interest rates. Also contributing to the decrease in yield was the substantial growth of the loan portfolio during a period of generally lower interest rates.

Interest on mortgage-backed securities increased by $503,000, or 11.7%, to $4.8 million for the three months ended December 31, 1996 from $4.3 million for the three months ended December 31, 1995. This increase resulted from a $36.4 million, or 15.0%, increase in the average balance of mortgage-backed securities to $279.0 million as the Bank borrowed funds and purchased mortgage-backed securities to realize an interest rate spread. Partially offsetting this increase was a decrease in the average yield to 6.84% during the three months ended December 31, 1996 from 7.04% the previous year. This decrease in average yield resulted from a greater percentage of the portfolio being invested in variable rate mortgage-backed securities during a period of relatively low market interest rates.

Interest on investment securities increased by $466,000, or 38.8%, to $1.6 million for the three months ended December 31, 1996 from $1.2 million for the three months ended December 31, 1995. This increase primarily resulted from a $32.5 million, or 47.4%, increase in the average balance of investment securities to $101.0 million for the quarter ended December 31, 1996 from $68.5 million for the same quarter last year. This increase in average balance resulted from the Bank utilizing the proceeds from deposit inflows to purchase additional securities for the investment portfolio and was assisted in part by the acquisition of Kane and Centre Hall which added $14.4 million of securities. Partially offsetting the increase in average balance was a decrease in average yield to 6.44% for the period ending December 31, 1996 from 6.78% for the period ending December 31, 1995. This decrease in average yield was the result of adding the aforementioned securities which had interest rates which were lower than the existing portfolio yield.

Interest income on interest earning deposits increased by $219,000, or 342.2%, to $155,000 for the three months ended December 31, 1996 from a negative $64,000 for the three months ended December 31, 1995. Interest income on interest earning deposits was negative in the prior year period because the Bank recorded an adjustment of $180,000 relating to interest collected on deposits held as collateral for commercial loans which was incorrectly recorded as interest income rather than a liability by the Bank during the three months ended September of 1995. Excluding this adjustment, interest income on interest earning deposits increased by $39,000. This increase resulted primarily from a $4.5 million, or

33.1%, increase in the average balance of interest earning deposits to $18.1 million for the quarter ended December 31, 1996 from $13.6 million in the comparable period last year. The average yield between comparable second quarter periods remained constant at approximately 3.42%.

The Bank's interest expense increased by $3.4 million, or 20.4%, to $20.1 million for the three months ended December 31, 1996 from $16.7 million for the three months ended December 31, 1995. The increase resulted from a $287.8 million, or 20.5%, increase in the average balance of interest-bearing liabilities to $1.826 billion for the quarter ended December 31, 1996 from $1.540 billion for the quarter ended December 31, 1995. The average cost of funds for the two comparable periods declined slightly to 4.76% for the three months ended December 31, 1996 from 4.78% for the three months ended December 31, 1995. The increase in average interest-bearing liabilities resulted from above average deposit growth combined with the acquisition of Kane with deposits of $37.9 million and Centre Hall with deposits of $34.3 million. Also contributing to the growth of interest-bearing liabilities was a $48.7 million, or 47.7%, increase in average borrowed funds to $150.9 million for the quarter ended December 31, 1996 from $102.2 million for the quarter ended December 31, 1995. These additional borrowings consisted primarily of Federal Home Loan Bank advances which were used to increase the Bank's portfolio of marketable securities in an effort to increase the Bank's net interest income.

As a result of the aforementioned changes in interest income and interest expense, net interest income increased by $1.3 million, or 8.1%, to $17.3 million for the three months ended December 31, 1996 compared to $16.0 million for the three months ended December 31, 1995.

For the six months ended December 31, 1996, total interest income increased by $9.3 million, or 14.3%, to $74.4 million compared to $65.1 million for the six months ended December 31, 1995. This increase resulted primarily from a $284.7 million, or 18.5%, increase in average interest earning assets to $1.820 billion for the six months ended December 31, 1996 compared to $1.535 billion for the six months ended December 31, 1995. Partially offsetting this increase was a decrease in the average yield on interest earning assets to 8.18% for the six months ended December 31, 1996 from 8.48% for the comparable period last year. This decrease in average yield was the result of adding interest earning assets during a period of generally lower interest rates.

Interest on loans receivable for the six months ended December 31, 1996 increased by $7.5 million, or 13.9%, compared to the prior year primarily as a result of a $212.2 million, or 17.7%, increase in the average balance of loans. Loan balances increased because of strong loan demand as well as the acquisition of Kane and Centre Hall. Partially offsetting the increase in average balances was a decrease in the average yield to 8.70% for the six months ended December 31, 1996 from 9.00% for the six months ended December 31, 1995. Interest on mortgage-backed securities increased by $1.2 million, or 14.3%, to $9.6 million for the six months ended December 31, 1996 from $8.4 million in the prior year. This increase resulted from a $41.0 million, or 16.9%, increase in the average balance which was partially offset by a decrease in the average yield to 6.74% from 6.92%. Interest on investment securities increased by $967,000, or 42.1%, to $3.3 million for the six months ended December 31, 1996 compared to $2.3 million for the six months ended December 31, 1995. This increase resulted from a $34.6 million, or 50.9%, increase in the average balance which was partially offset by a decrease in the average yield to 6.36% from 6.76%. Interest on interest-bearing deposits decreased by $212,000, or 44.3%, to $267,000 for the six months ended December 31, 1996 from $479,000 in the previous year. This decrease resulted from a $3.1 million, or 11.8%, decrease in the average balance along with a decrease in the average yield to 2.30% from 3.64%.

The Bank's interest expense increased by $6.7 million, or 20.3%, to $39.7 million for the six months ended December 31, 1996 from $33.0 million for the six months ended December 31, 1995. This increase resulted primarily from a $286.9 million, or 20.6%, increase in the average balance of interest-bearing liabilities to $1.679 billion for the six months ended December 31, 1996 from $1.392 billion for the comparable six-month period last year. The average cost of funds for the two comparable periods remained relatively constant at 4.73% for the six months ended December 31, 1996 compared to 4.75% for the six months ended December 31, 1995. The increase in average interest-bearing liabilities resulted primarily from above-average internal deposit growth along with the aforementioned acquisitions of Kane and Centre Hall. Also contributing to the growth of interest-bearing liabilities was a $61.5 million, or 60.3%, increase in average borrowed funds to $163.5 million for the six months ended December 31, 1996 from $102.0 million in the prior year. Additional borrowings consisted primarily of Federal Home Loan Bank advances which were used to increase the Bank's portfolio of marketable securities in an effort to improve the Bank's net interest income.

PROVISION FOR LOAN LOSSES
-------------------------

The provision for possible loan losses increased to $394,000 for the three months ended December 31, 1996 from $114,000 for the three months ended December 31, 1995. The Bank has increased its provision for loan losses as a result of the significant growth in its loan portfolio which has occurred over the past twelve months.

For the six months ended December 31, 1996 the provision for loan losses was $611,000, an increase of $216,000, or 54.7%, compared to $395,000 for the six months ended December 31, 1995. This increase also resulted from the significant growth in the Bank's loan portfolio.

NONINTEREST INCOME
------------------

Noninterest income increased by $1.2 million, or 120.0%, to $2.2 million for the three months ended December 31, 1996 from $1.0 million for the three months ended December 31, 1995. This increase resulted primarily from a gain of $900,000 from the sale of approximately $14.5 million of long-term, fixed-rate mortgage-backed securities. These securities were sold to reduce the Bank's exposure to increases in interest rates. Also contributing to the increase in noninterest income was an increase in service charges resulting from the acquisition of Kane and Centre Hall.

For the six months ended December 31, 1996 noninterest income increased by $1.7 million, or 81.0%, to $3.8 million from $2.1 million for the six months ended December 31, 1995. The primary reason for this increase was the $900,000 gain on the sale of mortgage-backed securities as previously discussed. All other components of the Bank's noninterest income also improved from the prior year including service fee income from loans and deposits which increased $259,000, or 27.4%, to $1.2 million for the six months ended December 31, 1996 from $945,000 for the six months ended December 31, 1995. Gain on sale of real estate owned (REO) increased by $235,000, or 161.0%, to $381,000 from $146,000 as a result of the sale of several foreclosed properties.

NONINTEREST EXPENSE
-------------------

Noninterest expense increased by $562,000, or 5.4%, to $10.9 million for the three months ended December 31, 1996 from $10.3 million for the three months ended December 31, 1995. This increase was primarily due to normal increases in most of the Bank's expense categories principally as a result of the Bank's expansion. Such increases included a $633,000, or 10.9%, increase in compensation and benefits expense to $6.4 million for the three months ended December 31, 1996 from $5.8 million for the three months ended December 31, 1995. Premises and occupancy expense increased by $171,000, or 15.8%, to $1.3 million for the three months ended December 31, 1996 from $1.1 million for the three months ended December 31, 1995. In addition, the amortization of intangibles expense increased by $120,000, or 110.1%, to $229,000 for the three months ended December 31, 1996 from $109,000 in the previous year due to the amortization of intangibles recorded as a result of the acquisition of Kane and Centre Hall. Partially offsetting these increases was a decrease of $766,000, or 100.0%, in federal insurance premiums as no regular premium was assessed for the quarter ended December 31, 1996 as a result of the previously mentioned SAIF recapitalization. The FDIC insurance premium will resume in January, 1997 at a rate of .064% of insured deposits compared to the previous level of .23%.

For the six months ended December 31, 1996 noninterest expense increased by $2.7 million, or 13.8%, excluding a one-time assessment of $8.6 million to recapitalize the SAIF. Including the SAIF assessment, noninterest expense increased by $11.3 million, or 57.7%, to $30.9 million for the six months ended December 31, 1996 from $19.6 million for the six months ended December 31, 1995. Contributing to this increase was a $2.0 million, or 18.5%, increase in compensation and benefits expense to $12.8 million for the six months ended December 31, 1996 from $10.8 million for the six months ended December 31, 1995. This increase in compensation and benefits expense primarily resulted from the Bank's expansion during the past year and from normal salary growth. Premises and occupancy expense increased by $323,000, or 15.0%, to $2.5 million for the six months ended December 31, 1996 from $2.2 million during the comparable period last year. These expenses also increased primarily as a result of the Bank's expansion. The amortization of intangibles expense increased by $596,000, or 301.0%, to $794,000 for the six months ended December 31, 1996 from $198,000 for the six months ended December 31, 1995. The primary reason for this increase in amortization expense was a one-time charge of $350,000 related to the restructuring of the Bank's mortgage banking operations. Additionally, the Bank had a higher amortization expense in the current year due to the amortization of intangibles recorded as a result of the acquisition of Kane and Centre Hall. Partially offsetting these increases in noninterest expense was a decrease of $690,000 in federal insurance premiums resulting primarily from the aforementioned SAIF resolution, and a decrease of $291,000 in the provision expense for foreclosed real estate.

INCOME TAXES
------------

The provision for income taxes for the three months ended December 31, 1996 increased $693,000, or 25.7%, to $3.4 million compared to $2.7 million for the same period last year. This increase resulted primarily from an increase in income before taxes of approximately $1.6 million.

For the six months ended December 31, 1996, income taxes decreased by $2.7 million, or 47.4%, to $3.0 million compared to $5.7 million last year. This decrease primarily resulted from a decrease in income before taxes of $7.1 million due to the one-time SAIF assessment of $8.6 million accrued for in the first quarter of fiscal 1997. Partially offsetting this decrease was an increase in the Bank's effective tax rate to approximately 43% for fiscal 1997 from approximately 40% in the prior year. This increase in the effective tax rate is due primarily to the nondeductibility for income tax purposes of the amortization expense of several intangible assets.

PART II.  OTHER INFORMATION

LEGAL PROCEEDINGS
-----------------

On December 13, 1994, a complaint was filed in United States District Court, Western District of Pennsylvania, by an individual who purports to have subscribed for stock in the Bank's mutual holding company reorganization and stock offering (the "Offering") that was completed in November 1994. The named defendants in the complaint are Northwest Savings Bank, Northwest Bancorp, M.H.C., Ryan, Beck & Co., Inc., RP Financial, Inc., and the Bank's Board of Directors. The plaintiff seeks to represent persons who subscribed for and purchased stock in the Offering. The complaint alleges that the appraisal used in the Bank's Offering was inappropriately increased at the completion of the Offering, and that, among other things, the Bank violated the federal securities laws (including section 10 of the Securities Exchange Act of 1934 and sections 12(2) and 15 of the Securities Act of 1933) and regulations thereunder, violated Pennsylvania securities law, breached a fiduciary duty owed to plaintiff, and breached a contract with plaintiff. Money damages and other relief is sought.

On November 17, 1995, the District Court dismissed all Federal claims against the defendants with prejudice, and dismissed the remaining claims without prejudice. On December 14, 1995, the plaintiff appealed the District Court's decision to the United States Court of Appeals for the Third Circuit. On January 21, 1997 the Appeals Court heard arguments from both the plaintiff and the defendants, and a decision is still pending. Management intends to continue to vigorously defend against this action.

There are various other claims and lawsuits involving the Bank that are incidental to the Bank's business. In the opinion of management, no material loss is expected from any of these pending claims or lawsuits.

ACQUISITION OF BRIDGEVILLE SAVINGS BANK
---------------------------------------

In June of 1996, the Bank entered into a definitive agreement to acquire Bridgeville Savings Bank which has one office in Bridgeville, Pennsylvania and assets of approximately $56.0 million. It is expected that this acquisition will be consummated in the first calendar quarter of 1997 and will be recorded using the purchase method of accounting. This acquisition is not expected to have a material effect on the consolidated financial statements of Northwest Savings Bank.

EXHIBITS AND REPORT ON FORM 8-K

No Form 8-K reports were filed during the quarter.

CHANGES IN SECURITIES
---------------------

Not applicable.


DEFAULTS UPON SENIOR SECURITIES
-------------------------------

Not applicable.


SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
---------------------------------------------------

None


EXHIBITS AND REPORTS
--------------------

None



                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed by the undersigned thereunto duly authorized.

                                        NORTHWEST SAVINGS BANK



Date: ____________, 1997          By:_________________________
                                        John O. Hanna
                                        President and Chief Executive Officer



Date: ____________, 1997          By:_________________________
                                        William J. Wagner
                                        Chief Financial Officer